Sao Paulo-SP, April 26 2006.
SUAC-624/06.

COMISSAO DE VALORES MOBILIARIOS
Superintendencia de Relacoes com Empresas
Rio de Janeiro-RJ

Dear Sirs,

Reference:      BANCO ITAU HOLDING FINANCEIRA S.A.
                ORDINARY AND EXTRAORDINARY GENERAL
                MEETING OF APRIL 26 2006
                ------------------------

1. Pursuant to the provisions of CVM Instruction 202/93, Articles 16, subsection V, and 17, subsection II, we are pleased to provide you with a summary of the decisions taken by the above-mentioned ordinary and extraordinary general meeting:

a) the approval of the management accounts for the 2005 fiscal year, the distribution of the net income for the same fiscal year and the mandatory dividend already paid;

b) the election of members of the Board of Directors and Fiscal Council for the next annual term of office;

c) the establishment of the amount to be allocated for the compensation of members of the management bodies and the Fiscal Council;

d) the approval of the following changes to the corporate bylaws: (i) the insertion of a new item 5.5 in article 5, instituting an age limit for election as a member of the Board of Directors; (ii) in article 6, to alter the denomination of the Compensation Committee and to expand the committee's composition, objectives and purposes; (iii) in articles 8 and 9, to combine the Disclosure and Insider Trading Committees and the consequent adjustment and renumbering of the remaining statutory provisions;

e) the alteration to the wording in item 2 of the Plan for Granting Stock Options, to register the change in the denomination of the Compensation Committee to the Appointments and Compensation Committee;

f) the alteration to the newspapers used for mandatory publications, such publications being effected in the "Valor Economico", in addition to the "Diario Oficial do Estado de Sao Paulo".

2. The respective minutes will be forwarded to you via the Periodical and Eventual Information (IPE) system within the timeframe established in Articles 16, subsection VI and 17, subsection III, of the said Instruction.

Sincerely,


BANCO ITAU HOLDING FINANCEIRA S.A.
Alfredo Egydio Setubal, Investor Relations Officer


Copy to:
- THE SAO PAULO STOCK EXCHANGE
  Superintendencia Executiva de Operacoes
  Gerencia de Relacoes com Empresas (GRE)

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ 60.872.504/0001-23                                         NIRE 35300010230
                            A Publicly Listed Company

                 Authorized Capital: up to 2,000,000,000 shares
   Subscribed and Paid-in Capital: R$ 8,300,000,000.00 - 1,132,941,290 shares


                   ORDINARY AND EXTRAORDINARY GENERAL MEETING
                                OF APRIL 26 2006
                                ----------------

         On April 26 2006 at 3:00 p.m. the stockholders of BANCO ITAU HOLDING FINANCEIRA S.A. met in the auditorium of the company's head office at Praca Alfredo Egydio de Souza Aranha 100, Torre Itausa - 9th floor in the city and state of Sao Paulo for an ordinary and extraordinary general meeting as convened by the newspapers "Gazeta Mercantil", April 11 (page B-1), 12 (page B-1) and 13 2006 (page B-1) editions, and the "Diario Oficial do Estado de Sao Paulo", April 11 (page 27), 12 (page 58) and 13 2006 (page 90), with the following AGENDA:

Agenda of the ordinary meeting:

1. presenting the Management Report, Reports of the Fiscal Council, the Independent Auditors, the summary of the Report of the Audit Committee and to examine, for due deliberation, the balance sheets, other accounting statements and explanatory notes for the fiscal year ending December 31 2005;

2.   deciding as to the distribution of the net income for the fiscal year;

3.   electing the members of the Board of Directors and the Fiscal Council;

4. setting the amount to be allocated for the compensation of members of the Board of Executive Officers and the Board of Directors and the Advisory and International Advisory Boards, and the compensation of the Fiscal Council's councilors.

Agenda of the extraordinary meeting:

5.   examining the Board of Directors proposal to:

     a) the following changes to the corporate bylaws: (i) in article 5, instituting an age limit for election as a member of the Board of Directors; (ii) in article 6, to change the denomination of the Compensation Committee to the Appointments and Compensation Committee and to expand the committee's composition, objectives and purposes;
          (iii) in articles 8 and 9, to combine the Disclosure and the Insider Trading Committees; (iv) the consequent adjustment and renumbering of the remaining statutory provisions;

     b) change the wording of item 2 of the Stock Options Plan to register the change in the denomination of the Compensation Committee to the Appointments and Compensation Committee;

6)   change the newspaper used for mandatory publications pursuant to Law
     6,404/76.

         With the signatures in the appropriate register indicating the presence of stockholders representing more than two thirds of the voting stock and, additionally, members of the company's management, a member of its fiscal council, a memberof its Audit Committee and representatives of PricewaterhouseCoopers Auditores Independentes, the meeting was declared in session, its presidency, in accordance with statutory provisions, being assumed by Dr. Roberto

BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 2
Ordinary and Extraordinary General Meeting of April 26, 2006


Egydio Setubal, the Chief Executive Officer, who invited the stockholder Carlos Roberto Zanelato to act as secretary, thus forming the meeting's presiding officials.

         Opening the agenda for the ordinary meeting, those present were informed that the Balance Sheet, other Statements of Accounts, Explanatory Notes, Management Report, summary of the Report of the Audit Committee and the Opinions of the Fiscal Council and the Independent Auditors, relative to the fiscal year ended on December 31 2005, had been published in the March 24 2006 edition of the newspapers "Gazeta Mercantil" (pages B-25 to B-31) and "Diario Oficial do Estado de Sao Paulo" (pages 3 to 14), thus eliminating the need to publish the notice pursuant to Article 133 of Law 6404/76. The President further explained that similar documents relating to the semester ending June 30 2005, had been announced in the same way in the August 25 and August 29 2005 (errata) editions of the "Gazeta Mercantil" (pages B-20, B-26 and B-22, respectively).

         Following analysis and discussion of the first two items on the agenda, in relation to the management accounts and the distribution of the net income for the fiscal year, the members of the General Meeting decided unanimously, with members of management who are stockholders abstaining:

a) to approve the management accounts and ratify the distribution of the net income for the fiscal year and the adjustment for previous fiscal years, as proposed by management in the said accounting statements, except in relation to interest on equity capital for account of the 2005 fiscal year, the effective amount of which was R$ 1,855,026,800.70, and in relation to the distribution to the Statutory Reserves in the amount of R$ 3,113,429,573.17, which shall be distributed as follows: R$ 1,249,386,755.48 to "the Reserve for Dividend Equalization", R$ 623,264,677.09 to "the Reserve for the Reinforcement of Working Capital" and R$ 1,240,778,140.60 to "the Reserve for Capital Increases in Affiliated Companies";

b) ratify the decisions of the Board of Directors with respect to interim interest payments on capital, incorporated in the mandatory dividend for the fiscal year 2005.

         The President then announced that it was incumbent upon the Meeting to establish the numbers to sit on the Board of Directors, elect its members for the next annual term of office to expire when those elected by the ordinary general meeting 2007 take up their positions, as well as establishing the global and annual amounts for the compensation of the companies' statutory bodies (Board of Officers, Board of Directors, Advisory Board and International Advisory Board).

         The President explained that no request had been made for the adoption of the multiple voting system for electing members of the Board of Directors. He then requested the opinion of the minority common and preferred stockholders as to exercising their right to elect a Board Director, and mandated by paragraph 4, article 141 of Law 6,404/76.

         In the absence of any manifestation with respect to exercising this right, the President raised the question of the composition of the Board of Directors, notifying the meeting that the Board Director, Jose Vilarasau Salat, representative of the ex-shareholder, Caixa Holding S.A., had expressed a wish not to stand for reelection on the occasion of the next term of office. Dr. Roberto Egydio Setubal requested that a vote of thanks be included in the minutes acknowledging the assistance rendered by Dr. Vilarasau to the Board of Directors thanks to his experience and entrepreneurial standing.

         The stockholder Dr. Asterio Gomes de Brito then requested the floor to propose:

BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 3
Ordinary and Extraordinary General Meeting of April 26, 2006


a) 14 (fourteen) positions on the Board of Directors, electing the stockholder GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian, married, PhD in economy, Brazilian identity card RG-SSP/DF number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled at Rua Estados Unidos, 498, in the city and state of Sao Paulo, and reelecting the current
     Directors: ALCIDES LOPES TAPIAS, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 3.262.877, enrolled in the Brazilian tax register (CPF) under number 024.054.828-00, domiciled at Av. Paulista, 1294, 5th floor, in the city and state of Sao Paulo; ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 11.759.083-6, enrolled in the Brazilian tax register (CPF) under number 066.530.838-88, domiciled at Av. Sansao Alves dos Santos, 102 - 5th floor, in the city and state of Sao Paulo; CARLOS DA CAMARA PESTANA, Portuguese, married, lawyer, bearer of Brazilian foreign resident's identity card RNE-SE/DPMAF-W-289499-K, enrolled in the Brazilian tax register (CPF) under number 401.016.577-49, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, 10th floor in the city and state of Sao Paulo; FERNAO CARLOS BOTELHO BRACHER, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 1.309.953, enrolled in the Brazilian tax register (CPF) under number 004.286.808-44, domiciled at Av. Brigadeiro Faria Lima, 3400 - 4th floor in the city and state of Sao Paulo; HENRI PENCHAS, Brazilian, widower, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Conceicao, 12th floor in the city and state of Sao Paulo; JOSE CARLOS MORAES ABREU, Brazilian, widower, lawyer, bearer of Brazilian identity card RG-SSP/SP number 463.218, enrolled in the Brazilian tax register (CPF) under number 005.689.298-53, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Itausa, in the city and state of Sao Paulo; MARIA DE LOURDES EGYDIO VILLELA, Brazilian, divorced, psychologist, bearer of Brazilian identity card RG-SSP/SP number 2.497.608-8, enrolled in the Brazilian tax register (CPF) under number 007.446.978-91, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Terraco, in the city and state of Sao Paulo; OLAVO EGYDIO SETUBAL, Brazilian, married, electrical engineer, bearer of Brazilian identity card RG-SSP/SP number 505.516, enrolled in the Brazilian tax register (CPF) under number 007.773.588-91, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Itausa, in the city and state of Sao Paulo; PERSIO ARIDA, Brazilian, divorced, economist, bearer of Brazilian identity card RG-SSP/SP number 4.821.348, enrolled in the Brazilian tax register (CPF) under number 811.807.138-34, domiciled at 48, Evelyn Gardens, Flat 11, London, United Kingdom; ROBERTO EGYDIO SETUBAL, Brazilian, legally separated, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, 10th floor, in the city and state of Sao Paulo; ROBERTO TEIXEIRA DA COSTA, Brazilian, married, economist, bearer of Brazilian identity card RG-SSP/SP number 3.246.995-0, enrolled in the Brazilian tax register (CPF) under number 007.596.358-20, domiciled at Rua Pedro Avancine, 73, 8th floor, in the city and state of Sao Paulo; SERGIO SILVA DE FREITAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 6.523.309, enrolled in the Brazilian tax register (CPF) under number 007.871.838-49, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 3th floor, in the city and state of Sao Paulo; and TEREZA CRISTINA GROSSI TOGNI, Brazilian, married, graduate in business administration and accounting, bearer

BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 4
Ordinary and Extraordinary General Meeting of April 26, 2006


     of Brazilian identity card RG-SSP/MG number M-525.840, enrolled in the Brazilian tax register (CPF) under number 163.170.686-15, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Metro in the city and state of Sao Paulo.

b) maintain the global and annual amount for payment of the compensation of members of the below-mentioned statutory bodies for up to R$ 55,000,000.00 (fifty-five million Reais), the said amount to be allocated as follows: a) R$ 20,000,000.00 to the Board of Directors, Advisory Board and the International Advisory Board; b) R$ 35,000,000.00 to the Board of Executive Officers, the compensation of management also being payable by subsidiary companies.

         All corroborative documentation indicating the necessary conditions for eligibility of the above persons having been verified as correct pursuant to Articles 146 and 147 of Law 6,404/76, to National Monetary Council Resolution 3,041/02 and Article 3 of the Brazilian Securities Commission (CVM) Instruction 367/02, and having been discussed and voted, the proposals tabled by the stockholder Dr. Asterio Gomes de Brito were approved, with the abstention of the elected members and the stockholder Caixa de Previdencia dos Funcionarios do Banco do Brasil -PREVI.

         Subsequently, the President informed the meeting that the final item on the ordinary general meeting's agenda was the election of the Fiscal Council for the next annual term of office, as well as the compensation of the Fiscal Councilors.

         The Secretary recorded that the shareholder, Caixa de Previdencia dos Funcionarios do Banco do Brasil ("PREVI"), at this Meeting represented by its attorney-in-fact, Dr. Camila Cristina Anello, had indicated for reelection, as representatives of the preferred stockholders, as effective member of the Fiscal Council Dr. FERNANDO ALVES DE ALMEIDA, Brazilian, divorced, engineer, bearer of Brazilian identity card number CREA/RJ 29433D, enrolled in the Brazilian tax register (CPF) under number 348.652.507-78, resident and domiciled at Rua Afonso de Taunay, 143 - apto. 302, Rio de Janeiro-RJ, and as his alternate, Prof. CICERO PERICLES DE OLIVEIRA CARVALHO, Brazilian, divorced, college lecturer, bearer of Brazilian identity card number RG-SSP/SC 3307137, enrolled in the Brazilian tax register (CPF) under number 112.529.284-91, resident and domiciled at Rua Abdon Arroxelas, 83 - apto. 602, Maceio-AL, who presented the substantiating documentation indicating the necessary preconditions for eligibility pursuant to Article 162 of Law 6,404/76 and to Resolution 3,041/02 of the National Monetary Council.

         The said proposal of "PREVI" received the concurrence of several mutual investment, all of which represented at this meeting by Dr. Vanessa Leonel Prado.

         The President put this proposal to the examination of the holders of the preferred shares, the said proposal subsequently being voted and approved unanimously, with the abstention of the funds, FDC Portfolios Fund - F&C Global Emerging Markets Portfolio, Franklin Templeton Investment Funds, Franklin Templeton Tax Class Corp and Vanguard Emerging Mkts Stock Index Fund, also represented at this meeting by Dr. Vanessa Leonel Prado.

         Subsequently, Dr. Henri Penchas, representing the stockholder Itausa - Investimentos Itau S.A., proposed:

a) to elect as effective members of the Fiscal Council as representatives of the majority stockholders Professor IRAN SIQUEIRA LIMA, Brazilian, married, economist, bearer of identity RG/CORECON-1(a) Regiao number 4587, enrolled in the Brazilian tax register (CPF) under number 035.001.957-68, domiciled in the city and state of Sao Paulo at Av. Prof. Luciano Gualberto, 908 - FEA-3 - Cidade Universitaria, and Dr. ALBERTO SOZIN FURUGUEM, Brazilian, married, economist, bearer of identity RG/CORECON 1(a) Regiao number 2808-8,

BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 5
Ordinary and Extraordinary General Meeting of April 26, 2006


     enrolled in the Brazilian tax register (CPF) under number 046.876.477-15, domiciled in the city and state of Rio de Janeiro at Av. Rio Branco, 45 - sala 1914, and as their respective alternates, Dr. JOSE MARCOS KONDER COMPARATO, Brazilian, widower, engineer, bearer of Brazilian identity card RG-SSP/SP number 1.446.416, enrolled in the Brazil tax register (CPF) under number 005.902.588-34, domiciled in the city and state of Sao Paulo at Rua dos Caetes, 619 - 2nd floor and Dr. WALTER DOS SANTOS, Brazilian, married, administrator, bearer of Brazilian identity card number RG-SSP/SP 2.111.724, enrolled in the Brazilian tax register (CPF) under number 005.726.838-04, domiciled in the city and state of Sao Paulo at Rua Nelo Bini, 155 - apto. 131, who presented the substantiating documentation indicating the necessary preconditions for eligibility pursuant to Article 162 of Law 6,404/76 and to Resolution 3,041/02 of the National Monetary Council;

b) to settle at R$ 10,000.00 (ten thousand Reais) and R$ 4,000.00 (four thousand Reais), respectively, the monthly fees due to the Fiscal Council's effective members and alternates.

         The proposal of the stockholder Itausa - Investimentos Itau S.A. was duly examined and unanimously approved.

         Consequently, the President declared the Fiscal Council duly installed to operate until the Ordinary General Meeting of 2007, and to be made up as follows:

                                 FISCAL COUNCIL
                     Effective Members
                     IRAN SIQUEIRA LIMA
                     ALBERTO SOZIN FURUGUEM
                     FERNANDO ALVES DE ALMEIDA

                     Alternate Members
                     JOSE MARCOS KONDER COMPARATO
                     WALTER DOS SANTOS
                     CICERO PERICLES DE OLIVEIRA CARVALHO

         Concluding the agenda of the Ordinary Meeting, the Presidente notified the floor that those elected to the Board of Directors and the Fiscal Council would be vested in their positions following ratification of their names by the Central Bank of Brazil.

         Turning to the examination of the extraordinary agenda, the President requested the Secretary to read the following

                       "PROPOSAL OF THE BOARD OF DIRECTORS
                       -----------------------------------

Stockholders,

         The Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. in accordance with the best practices of corporate governance prevailing in the international market, hereby believe that it is opportune to submit to the General Stockholders Meeting, the following changes to the corporate bylaws: a) the insertion of a new item 5.5 in article 5, instituting an age limit for election as a member of the Board of Directors; b) in article 6, to change the denomination of the Compensation Committee to the Appointments and Compensation Committee and to broaden the new committee's composition, objectives and purposes; c) in articles 8 and 9, to combine the

BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 6
Ordinary and Extraordinary General Meeting of April 26, 2006


     Disclosure and Insider Trading Committees; d) the consequent adjustment and renumbering of the remaining statutory provisions, which shall now carry the following wording, duly consolidated:

                                'CORPORATE BYLAWS

Article 1 - DENOMINATION, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these Bylaws and denominated BANCO ITAU HOLDING FINANCEIRA S.A., incorporated for an indeterminate period and with head-office and address for legal purposes in the city of Sao Paulo, State of Sao Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES - The capital stock is R$ 8.300.000.000,00 (eight billion, three hundred million Reais), represented by 1,132,941,290 (one billion, one hundred and thirty-two million, nine hundred and forty-one thousand, two hundred and ninety) book entry shares with no par value, of which 605.963,420 (six hundred and five million, nine hundred and sixty-three thousand, four hundred and twenty) ordinary and 526.977.870 (five hundred and twenty-six million, nine hundred and seventy-seven thousand, eight hundred and seventy) preferred shares with no voting rights but with the following advantages: I - priority in receiving a minimum non-cumulative annual dividend of R$ 0.055 per share, to be restated in the event of a stock split or reverse stock split; II - the right - in the event of the sale of a controlling stake - to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend at least equal to that paid on the common shares.

3.1. Authorized Capital - The company is authorized to increase its capital stock based on the decisions of the Board of Directors, independently of any change in the Bylaws, up to a limit of 2,000,000,000 (two billion) shares being 1,000,000,000 (one billion) common shares and 1,000,000,000 (one billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for the acquisition of control, may be effected irrespective of the preemptive rights of the pre-existing stockholders (Article 172 of Law 6,404/76).

3.2. Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as companies it controls.

3.3. Book Entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all the company's shares shall be in book entry form, being registered in deposit accounts at Itau Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.

3.4. Share Buybacks - the company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to sub-item 3.2 of these Bylaws.

3.5. Acquisition of Voting Rights by the Preferred Shares - the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 7
Ordinary and Extraordinary General Meeting of April 26, 2006


Article 4 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Executive Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions. The latter two functions will be the exclusive responsibility of the Board of Executive Officers.

4.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minutes book of the Board of Directors or the Board of Executive Officers, as the case may be.

4.2. Management Compensation - The Management shall receive both remuneration and a participation in the net income. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Executive Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors. It is incumbent on the Compensation Committee to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to members of the Board of Executive Officers. The latter participation shall correspond to a maximum of 10 (ten) per cent of the net income recorded in the balance sheet, not however exceeding the total annual compensation due to management for the fiscal period to which the said participation in net income relates.

Article 5 - BOARD OF DIRECTORS - The Board of Directors will comprise stockholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

5.1. The Board of Directors shall have at least five and at the most twenty members. Within these limitations, it is the responsibility of the General Meeting, which elects the Board of Directors to initially establish the number of Directors, which will comprise this body for each term of office.

5.2. In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.

5.3. Should there be a vacant position on the Board of Directors, the remaining Directors may nominate a stockholder to complete the term of office of the substituted member.

5.4. The term of office of the members of the Board of Directors is for one year as from the date it is elected by the General Meeting, extendable however until the date of the inauguration of the existing members' successors.

5.5. No individual may be elected to the position of Director who is 75 (seventy-five) years of age on the date of his/her election.

      5.5.1. Directors elected on April 26 2006 who, as of this date are already 70 (seventy) years of age, may, irrespective of age, be reelected for a further five terms of office, the latter restriction not applying, on the said date, to those holding the positions of Chairman and Vice Chairman.

BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 8
Ordinary and Extraordinary General Meeting of April 26, 2006


5.6. The Board of Directors, which is convened by the Chairman, will meet whenever necessary, its decisions only being valid in the presence of at least an absolute majority of its appointed members

5.7.  It is incumbent on the Board of Directors to:

      I      to establish the general guidelines of the company;

      II. to elect and remove from office the company's Officers and establish their functions according to the provisions of these Bylaws;

      III. to supervise the administration of the Executive Officers, examine at any time company accounts and documents, request information on contracts already signed or nearing the point of signature and any other acts;

      IV. to convene General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

      V. to opine on the report of the management and the Board of Executive Officers' accounts;

      VI.    to chose and remove from office the independent auditors;

      VII. to deliberate upon the distribution of interim dividends, including distribution to retained profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

      VIII.  to decide on buy back operations on a non-permanent basis;

      IX.    ratify the decisions of the Compensation Committee;

      X.     to make decisions on payment of interest on capital;

      XI. to elect and remove from office members of the Audit Committee, to approve the operational rules that this Committee may establish for its own functioning and be aware of the Committee's activities through its reports;

      XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 290 of September 11, 1998 and subsequent changes.

Article 6 - APPOINTMENTS AND COMPENSATION COMMITTEE - It is incumbent upon the Appointments and Compensation Committee to decide the compensation policy for the Executive Officers, comprising the apportionment of the global and annual amount established by the General Stockholders' Meeting, the payment of the participation in the net income (Item 4.2), the granting of stock options (Item 3.2) and the concession of benefits of any nature and of representational amounts, based on the responsibilities involved, the time dedicated to the functions, competence and professional reputation and the value the services command in the market. It is further incumbent on the Committee: (i) to provide guidance on the policy of compensation for the Directors of the subsidiaries;
(ii) to analyze and propose names for appointment to the Board of Executive Officers; (iii) to propose to the Board of Directors, members to hold positions on the Statutory Committees; (iv) to make known situations of potential conflict of interests related to the participation of members of the Board of Directors or the Board of Executive Officers on the statutory bodies of other corporations; (v) to propose criteria for evaluating the activities of the Board of Directors.

BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 9
Ordinary and Extraordinary General Meeting of April 26, 2006


6.1. The committee shall be composed of up to 7 (seven) members, one of whom shall be the CEO of the Board of Executive Officers, and the others, elected annually by the Board of Directors, to be appointed from among their peers. The presidency of the committee shall be exercised by the Chairman of the Board of Directors, it being incumbent on the Chairman to convene the respective meetings.

6.2. The Committee shall deliberate on the basis of the majority vote of its members and such deliberations shall be considered final when ratified by the Board of Directors.

Article 7 - AUDIT COMMITTEE - The Audit Committee shall be responsible for evaluating the efficiency and reliability of the Internal Control System for Risk Management implemented by the Board of Executive Officers as well as supervising the compliance of the company's operations and business with the legal requirements, and internal regulations the policy of the organization, the supervision of the internal audit activities and the monitoring of the independent audit as well as recommending to the Board of Directors the choice and removal of the independent auditors.

7.1. The Audit Committee will comprise at least three members, elected annually by the Board of Directors from among its members, the Board of Directors being also responsible for appointing the Committee's Chairman.

      7.1.1. It is an essential prerequisite that each member of the Audit Committee be totally independent in relation to the company and its connected companies, at least one of the Committee's members having a proven knowledge of the accounting and auditing areas.

      7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

      7.1.3. Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

7.2. The Audit Committee shall meet when convened by the Chairman and shall be responsible for: I) the quality and integrity of the processes involving accounting, financial statements and additional information; II) compliance with the prevailing legal and regulatory requirements; III) the independence and quality of the work carried out by the independent and internal audits.

7.3. The Board of Directors shall establish the amount for compensating the Audit Committee's members, based upon market parameters as well as the budget for covering expenses for the Committee's functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

      7.3.1. The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee.

7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private

BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 10
Ordinary and Extraordinary General Meeting of April 26, 2006


      Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

      7.4.1. The summary of the Audit Committee's Report, providing the principal data, shall be published together with the financial statements.

Article 8. - DISCLOSURE AND INSIDER TRADING COMMITEE - The management of the Corporate Policies of Disclosure of Material Facts and Procedure for Insider Trading shall be exercised by the Disclosure and Insider Trading Committee, in order to: (i) assure the transparency, quality and safekeeping of the information provided to the stockholders, investors, the press, government authorities and other capital market entities; (ii) observe and apply the criteria established in the policies, for the purpose of maintaining the ethical and legal standards of the corporation's management, stockholders, controlling stockholders, employees and third parties in the trading of the corporation's equities or other securities benchmarked against these same equities.

8.1. It shall be incumbent on the Committee to permanently evaluate the guidelines and the procedures of the Policies of Procedures for Insider Trading as well as the said guidelines and procedures that shall be observed in the disclosure of material facts and in the maintenance of confidentiality of such information as set out in the Policy for Disclosure of Material Facts, as well as making prior examination of the content of press releases and advising the Investor Relations Officer on actions to be taken in disclosing and disseminating the Policies.

8.2. The Committee will be composed of the Investor Relations Director and between 2 (two) and 10 (ten) persons selected annually by the Board of Directors from the members of the Board itself and the executive directors of Banco Itau S.A. and Banco Itau BBA S.A. In the event a vacancy occurs, the Board of Directors may nominate a substitute to terminate the respective term of office.

Article 9 - BOARD OF EXECUTIVE OFFICERS - The management and representation of the company is incumbent on the Board of Executive Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders' Meeting which elects the said Board of Directors.

9.1. The Board of Executive Officers shall comprise 5 (five) to 12 (twelve) members, to include the CEO and President, Senior Vice-Presidents, Executive Vice-Presidents, Executive Directors, Legal Consultant, Managing Directors and Deputy Managing Directors, in accordance with what is decided by the Board of Directors when establishing these positions.

9.2. In the case of absence or incapacity of any Officer, the Board of Executive Officers will choose the interim deputy from among its members. The President will be substituted by one of the Senior Vice-Presidents in the former's absence or incapacity.

9.3. Should any position become vacant, the Board of Directors may designate a Officer to act as deputy in order to complete the term of office of the substituted Officer.

9.4. The same Officer may be elected or designated either on an effective basis or on an interim basis to accumulate more than one position.

9.5. The Officers will have mandates of 1 (one) year's duration, are eligible for reelection and remain in their positions until their successors take office.

BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 11
Ordinary and Extraordinary General Meeting of April 26, 2006


9.6. A Officer who will be 62 (sixty-two) years of age on the date of his/her election may not be elected to take office.

Article 10 - OFFICERS' RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and CEO or Vice-President, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

10.1. Two Officers, one of them mandatorily the President and CEO or Vice-President, shall have the powers to accede to and waive rights, also being able, irrespective of the Board of Directors' authorization, to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

10.2. It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

10.3. The Senior Vice-Presidents and the Executive Vice-Presidents are responsible for the management of the banking operations and representing the company in contacts with regulatory bodies or entities.

10.4. The Executive Officers are responsible for assisting the Senior Vice-Presidents and the Executive Vice-Presidents in performing their functions.

10.5. The Legal Consultant is responsible for providing legal advice as it relates to the functions of the Board of Executive Officers.

10.6. It is incumbent on the Managing Directors and Deputy Managing Directors to perform the functions attributed to them by the Board of Executive Officers in specific Areas and Portfolios of the company.

Article 11 - ADVISORY BOARD - The company will have one Advisory Board comprising from 3 (three) to 20 (twenty) members, elected annually by the Board of Directors, with the responsibility of collaborating with the Board of Executive Officers through suggestions for solving problems when requested to do so.

11.1. Should a vacant position arise on the Advisory Board, the Board of Directors may appoint a substitute for the remainder of the term of office.

11.2. The amount of compensation allocated to the Advisory Board shall be established by the General Meeting, it being incumbent on the Board of Directors to regulate the use of the said amount.

Article 12 - INTERNATIONAL ADVISORY BOARD - The International Advisory Board shall meet to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to the enhanced presence of the company in the international financial community.

12.1. The International Advisory Board shall comprise the President and Chief Executive Officer and from 3 (three) to 20 (twenty) individuals elected annually by the Board of Directors, from the members of this body and the Board of Executive Officers and personalities of recognized competence in the field of international financial and economic relations. Should a vacancy

BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 12
Ordinary and Extraordinary General Meeting of April 26, 2006


      occur on the International Advisory Board, the Board of Directors may appoint a substitute to complete the term of office.

12.2. It is incumbent on the Board of Directors to regulate the working of the International Advisory Board and appoint its President.

12.3. The General Meeting shall establish the amount of compensation of the International Advisory Board, it being incumbent on the Board of Directors to regulate the use of this amount.

Article 13 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 14 - GENERAL MEETING - The activities of the General Meeting will be presided over by the President who will designate a stockholder to act as secretary.

Article 15 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be raised and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 16 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

16.1. before any other distribution, 5% (five per cent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

16.2. the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 17 and the following norms:

      a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

      b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

      c) the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

16.3. the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under
      Article 18, "ad referendum" of the General Meeting.

Article 17 - MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters "a" and "b" of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 13
Ordinary and Extraordinary General Meeting of April 26, 2006


17.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the "Dividend Equalization Reserve" will be credited back to this same reserve account.

17.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9249/95.

Article 18 - STATUTORY RESERVES - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I - Dividend Equalization Reserve; II - Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Associate Companies.

18.1. The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose will be the payment of dividends, including interest on capital (item 17.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

      a) the equivalent of 50% of the fiscal year's net profit, restated according to article 202 of Law 6,404/76;

      b) equivalent to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

      c) equivalent to 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

      d) originating from the credits corresponding to interim dividend payments (17.1).

18.2. Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to a maximum of 20% of the fiscal year's net profit, restated according to Article 202 of Law 6,404/76.

18.3. Reserve for Capital Increase in Associate Companies will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to up to 50% of the fiscal year's net earnings, adjusted according to Article 202 of Law 6,404/76.

18.4. From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

18.5. The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 19 - BENEFICIAL OWNERS - The company is prohibited from issuing shares of the Beneficial Owner type.'

         Finally, it is further proposed:

BANCO ITAU HOLDING FINANCEIRA S.A.                                       Page 14
Ordinary and Extraordinary General Meeting of April 26, 2006


         a) to change the wording in item 2 of the Stock Options Plan, to register the change in the denomination of the Compensation Committee to the Appointments and Compensation Committee, as follows:


         '2. WHO WILL QUALIFY FOR THE STOCK OPTIONS GRANTS

             It will be the exclusive responsibility of the Appointments and Compensation Committee (Article 6 of Banco Itau Holding Financeira S.A.'s bylaws), from hereon denominated simply the "Committee", to periodically designate the directors of Banco Itau Holding Financeira to whom stock options shall be granted in the quantities specified.'

         b) to change the newspaper used for mandatory publications pursuant to Law 6,404/76, such publications being effected in the "Valor Economico", in addition to the "Diario Oficial do Estado de Sao Paulo";

         c) to published the Meeting's minutes omitting the names of the stockholders present pursuant to Paragraph 2, Article 130 of Law 6.404/76..

         This is the proposal we submit for the Stockholders' appreciation. Sao Paulo-SP, April 10 2006. (signed) (aa) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors."

         Subsequently, the President submitted the Proposal of the Board of Directors for discussion. On a point of order, Dr. Henri Penchas, representative of the stockholder, Itausa - Investimentos Itau S.A., proposed the substitution of the expression "to advise the Investor Relations Officer" for "to counsel the Investor Relations Officer" in the new wording of item 8.1 of the corporate bylaws.

         Put to the vote, the proposals of the Board of Directors and the stockholder, Itausa - Investimentos Itau S.A., were fully and unanimously approved, the President notifying the meeting that the bylaws, with the wording herein approved, would come into effect once the Meeting's resolutions were ratified by the Central Bank and other legal formalities complied with.

         With the agenda complete, the President thanked the presence of all and declared the meeting closed, requesting that these minutes be duly transcribed. These having been read and approved, were signed by all the stockholders present. Sao Paulo-SP, April 26 2006. (signed) Roberto Egydio Setubal -
President; Carlos Roberto Zanelato - Secretary; ......



                                        ALFREDO EGYDIO SETUBAL
                                      Investor Relations Officer